11/20

02060604

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Khmelnitskoblenergo

*CURRENT ADDRESS

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4996 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 12/16/02

Khmelnitskoblenergo

02 NOV 20 AM 9:29

82-4996

ARIS
12-31-01



Report for the Year 2001



Power Supply Company Khmelnitskoblenergo JSC was established in 1995 in compliance with the Decree of the President of Ukraine as of April 4, 1995 "On the Reconstruction of the Energy Complex of Ukraine".

The main goal that the Company pursues in the course of its activities in the United Energy System of Ukraine is transmission and reliable supply of electricity to consumers located in Khmelnitskiy Region of Ukraine.



Contents



1. A Message from the Head of Board



Dear Friends!

I wish you with all my heart prosperity and welfare for all your life!

Power Supply Joint Stock Company Khmelnitskoblenergo is an unalienable part of the United Energy System of Ukraine. The Company provides stable and reliable electricity supply at a regulated tariff to consumers located in Khmelnitskiy Region of Ukraine.

Clients of the company are nearly 550 000 residential electricity consumers and 10 200 legal entities the largest part of which is constituted by agricultural and industrial consumers. Power Supply Joint Stock Company Khmelnitskoblenergo generates electricity at two own hydro power stations with total installed capacity of 1,165 MW.

The Company is capable to meet region's demand on electricity with proper quality and trouble-free.

The Company conquered difficulties caused by gaps in tariff regulation of the power industry, natural disasters (glazed frost) that occurred in October - December 2000 and particular emergency accidents happened in 2001 when there were destroyed and damaged aerial electricity transmission lines, their supports and transformer substations of the Company that resulted in 27 mln hryvnias of losses and currently demonstrates positive performance.

Investment policy conducted by the Company facilitates technically high-grade restoration of electricity transmission networks and rehabilitation of equipment.

The absence of labor and budget indebtedness, profitable operation, improvement in financial performance of the Company are reached by means of drawing up budgets for particular operating departments and improving organizational framework of the Company - establishing directions immediately responsible for particular activities as well as economic safety and marketing departments.

The Company makes ponderable efforts to reduce its extra-normative electricity losses trying to solve one of the main problems of the Ukrainian power supply companies, to increase reliability of electricity supply to the consumers located in the region by introducing Automatic System of Commercial Metering of Electricity Consumption (ASCMEC), implementing complex Program of Measures for Reduction of



Technological Electricity Losses, performing rehabilitation of operating equipment, introducing the system for equipment diagnostics and its remaining service life forecasting .

Main priorities in the course of the Company's activity are improvement of services provided to its electricity consumers, maintaining of friendly relations with the Company's consumers and creation of comfort conditions for electricity consumption as well as receiving the most complete payments for electricity from the Company's consumers.

In 2000 the US Securities and Exchange Commission registered the Program of Issue of American Depositary Receipts for the shares of the Company. EC Khmelnitskoblenergo JSC also concluded the Depositary Agreement with the Bank of New York. This will enable the Company to enter the world stock market and attract investments in an efficient manner.

Board of the Company constantly cares for progress of social infrastructure to improve working conditions for employees of the Company and the members of their families. The Company operates health and recreation center "Apple Orchard" with child cares camp functioning in the summer, canteen, kindergarten, athletic and amateur art groups.

EC Khmelnitskoblenergo JSC pays particular attention to its relations with the Company's shareholders constantly contacting with them at the general meetings of the Company's shareholders, by means of direct communication and postal exchange.

The Company paid 1998-1999 dividends in compliance with the corresponding decision made by the general meeting of the Company's shareholders.

Khmelnitskoblenergo JSC has received the following rewards: "the Platinum Star of Quality" at the 14-th International Ceremony of Awarding Professional Prizes held in 1998, the Diploma of the Winner of the National Contest for the Best Annual Accounts "Your Share is Your Capital" (2002). The Company is included in the Rating of the Top 100 Best Public Joint Stock Companies of Ukraine (in 1997 according to gross income and market capitalization performance, in 1998 - according to earned profit performance, in 2000 - according to capitalization performance).

Khmelnitskoblenergo JSC has been among the best taxpayers of Ukraine for the last years according to estimates made by the State Tax Administration of Ukraine.

With all respect,
Head of the Board of Power Supply
Company Khmelnitskoblenergo JSC

Oleg Shpak

Composition of Electricity Distribution Cost of EC Khmelnitskoblenergo JSC for the Year 2001


Purchased Services, Materials, Stock, Fuel and Energy - 2%
Labour - 7%
Social Deductions - 3%
Fixed Assets' Depreciation - 5%
Maintenance - 1%
Other Cash Expenses - 2%
Purchased Electricity - 80%

Items	Units of Measure ment	1999	2000	2001
Electricity Useful Output	mln kWh	1765,5	1671,9	1604,2
Electricity Sale Revenue	000 UAH	183546	198824	220257
Net Revenue	- " -	196989	232639	264634
Production Cost	- " -	179233	191099	240752
Gross Income	- " -	7909	7790	-20488
Equity	- " -	164365	161985	139642
Assets	- " -	249418	276172	299200
Receivables	- " -	75042	80519	94105
Current Liabilities	- " -	84827	114187	159558
Average Number of Employees	persons	2970	3157	3485
Common Stock	000 UAH	33638	33638	33638
Face Value per Share	UAH	0,25	0,25	0,25
Number of Shares	units	134551360	134551360	134551360



3. Company Profile

Full Name:
Power Supply Joint Stock Company "Khmelnitskoblenergo"
Short Name:
EC Khmelnitskoblenergo JSC
Legal Entity Identification #:
22767506
Legal Address:
Ukraine, 29016, Khmelnitskiy, Khranovskiy Str., Build. 11 A
State Registration:
Registered by Khmelnitskiy City Executive Committee on June 1, 1999, State Registration # 0140
Settlement Bank Account:
26001010375 at Khmelnitskiy Affiliate of the Lviv Western-Ukrainian Commercial Joint Stock Bank, Bank Identification : 315654
Taxpayer Identification #:
227675022258

The Company has the following licenses:

1. For electricity transmission through regional (local) power transmission networks over the area of location of the power transmission networks owned by the Company (Khmelnitskiy Region).
2. For electricity supply at a regulated tariff over the area of location of the power transmission networks owned by the Company (Khmelnitskiy Region).
3. For electricity generation.
4. For design of engineering networks, power supply systems and electric equipment.
5. For special construction and mounting works.
6. For design, mounting and technical maintenance of fire protection tools and heating systems.

EC Khmelnitskoblenergo JSC was founded as public joint stock company according to the Decree of the President of Ukraine as of April 04, 1995 "On the Reconstruction of the Energy Complex of Ukraine" through corporatization (reorganization) of the State-Owned Power Supply Company "Khmelnitskoblenergo" with establishing on the basis of its assets of the State-Owned Power Supply Joint Stock Company "Khmelnitskoblenergo" according to the Order of the Ministry of Energy of Ukraine as of August 17, 1995 # 157. Afterwards, the Company changed its name for Power Supply Joint Stock Company "Khmelnitskoblenergo" which is a legal entity performing entrepreneurial activity and an assignee of the State-Owned Joint Stock Company "Khmelnitskoblenergo". EC Khmelnitskoblenergo JSC is one of the companies that have strategic importance for Ukraine.

The Company is located on the territory of Khmelnitskiy Region of Ukraine and occupies the area of 234 hectares.

The main goal of the Company operating in the United Energy System of Ukraine is transmission and reliable supply of electricity to consumers located in Khmelnitskiy Region in compliance with provisions of the agreements concluded with them at tariffs that are regulated according to effective legislation of Ukraine.

Local networks for electricity transmission and supply to consumers located in the



Design View of Electricity Sale Division after Reconstruction

region consist of the electricity transmission grids with length of nearly 35 000 km, transformer substations with voltage of 110/35/10 kV and total installed capacity of 1715 MVA and transformer substations with voltage of 10/0,4 kV and total installed capacity of 1303,4 MVA. Total book value of the above mentioned assets amounts to 107 mln hryvnias.

The Company operates two hydro power stations with installed capacity of 1,165 MW.

EC Khmelnitskoblenergo JSC in January, 2000 made the first step to enter the world stock market: the US Securities and Exchange Commission registered the Program of Issue of American Depositary Receipts for the Company's shares. EC Khmelnitskoblenergo JSC also concluded Depositary Agreement with the Bank of New York.

The Company's shares are high-liquid and have been sold since June 1997 through preferential sales to the Company's employees, sales at certificate auctions and through stock exchange and PFTS (Ukraine OTC Electronic Stock Trading System).

During 1998-1999 the Company's activity was profitable. According to decisions made by the general meetings of the Company's shareholders part of the profits was distributed to pay dividends and satisfy economic and social needs of the Company's employees. During the following years the company suffered losses because of natural casualties, huge non-payments for electricity from consumers, particularly from residential ones, non-metered electricity consumption that resulted in considerable extra-normative electricity losses as well as due to imperfect tariff formation.

In the difficult situation that occurred the Company implemented a number of measures to solve the most important problems and provide positive performance. In particular, in 2000 organizational reconstruction of the Company started. The main accent in the course of the reconstruction was made on improvement of management system and electricity sale procedures:



- directions responsible for particular activities were established;
- technical direction, executive direction on electricity sale, executive direction on financial and economic issues, executive direction on electricity transmission grids and executive direction on staff and social issues were eliminated that reduced the number of managerial subdivisions;
- authorities of every division of the Company and responsibility for the Company's performance were enlarged;
- economic safety division responsible for control over extra-normative electricity losses particularly those caused by non-metered electricity consumption was established;
- it is scheduled to establish territorial subdivisions responsible for electricity sale based on the per-feeder control of electricity balance;
- the Company improves maintenance of electricity sale subdivisions by purchasing auto vehicles and computers in its efforts to turn them into high-grade service centers .

Nowadays the Company is in the process of privatization and placement of the first issue shares.



▲ Schedrivka HPS

◀ Bondarivka HPS

▼ High-Voltage Substation "Tsentral'na"



4. Organizational Framework of EC Khmelnitskoblenergo JSC


General Meeting of the Shareholders
Auditing Committee
Supervisory Board
Advisor to the Head of the Board
Head of the Board - General Director
First Deputy Head of the Board - Director on Technical Issues
Production and Engineering Department
Metering Devices Repair Workshop
Central Dispatch Service
Capital Construction Department
Computer Department
Metrology Department
Deputy Executive Director on Technical Issues
Separated Subdivision Northern High-Voltage Electricity Transmission Networks
Separated Subdivision Southern High-Voltage Electricity Transmission Networks
Executive Director of Executive Direction on Financial and Economic Issues
Deputy Executive Director on Financial and Economic Issues Chief Accountant
Centrally Directed Accounting Department
Financial Department
Labor Remuneration Department
Economic Planning Department
Energy Audit and Electricity Metering Department
Director on Marketing Issues
Deputy Director on Marketing Issues
Deputy Director on Marketing Issues
Energy Supervision Department
Marketing Department
Department on Special Collection of Funds
Control and Distribution Department
Khmelnitskiy City Electricity Sale Department
Methodology and Marketing Research Department
Executive Director on Electricity Transmission Networks
Deputy Director on Electricity Transmission Networks
Deputy Director on Electricity Transmission Networks
Department on Automation of Electricity Distribution Networks
Electricity Distribution Networks Department
Design Office
22 Separated Subdivisions District Electricity Distribution Networks
Separated Subdivision Starosinyavka Centrally Directed Maintenance Workshop
Executive Director on Staff and Social Issues
Staff Office
Health and Recreation Center "Apple Orchard"
Training and Education Center
3Deputy General Director on Labor Safety Issues
Labor Protection Department
Custodial Service
Economic Safety Department
Legal Department
Information and Analytical Department
Clerical Office
Stock Department
Civil Defense Headquarters
Special Service
Auditing Department
Commercial Director
Commercial Department
Mechanization and Transport Department

5. Management & Staff



The managerial bodies of the Company are the General Meeting of the Company's Shareholders, the Supervisory Board, the Auditing Committee and the Board of the Company.

The members of the Company's Supervisory Board are the Representatives of the body authorized to manage the state stake of shares in the Company (the Ministry of Fuel and Energy of Ukraine),Khmelnitskiy Regional State Administration and the State Property Fund of Ukraine:

Head of the Supervisory Board: Lysenko Gryghoriy Ivanovytch

Members of the Supervisory Board:
Yatskevitch Stanislav Volodymyrovitch
Rogov Volodymyr Mitrofanovytch
Kostenko Vadym Pavlovytch
Kanischeva Ghanna Vasylivna
Sokolova Olena Yevghenivna
Sokol'skiy Mykola Ghrygorovytch

Associated Members of the Supervisory Board:
Ghanzha Tamara Oleksandrivna
Koval'chuk Valeriy Vasyliovytch

Members of the Auditing Committee:
Head of the Auditing Committee - Tarasova Maryna Mykolayivna

Members of the Auditing Committee:
Polonevitch Larysa Mykhaylivna
Polomaryova Iryna Mykhaylivna

The Company operates centrally directed system of arrangement of operation and management activities approved by the Supervisory Board. The Company is head by the Head of Board - General Director Shpak Oleksandr Leonidovytch.

Managerial body of the Company comprises five executive directions:

- Executive direction on technical issues is responsible for coordination, planning and control of production activity including electricity transmission and supply, technical maintenance of electricity transmission networks. The direction is head by the First Deputy Head of the Board - Technical Director Glovatskiy Yakov Panteleyovytch;
- Executive direction on financial and economic issues is responsible for arrangement of financial and operation activities, analysis and planning of the Company's activities for purposes of making profits. The direction is head by the member of the Board - Executive Director Irkhin Sergiy Ivanovitch;
- Executive direction on electricity sale issues is responsible for arrangement of electricity sale operations, settlements for sold and purchased electricity;



- Executive direction on power distribution networks responsible for day-to-day supervision over district power distribution networks' activities. The direction is head by the member of the Board - Executive Director Mukha Oleksandr Gnatovytch;
- Executive direction on staff and social issues is responsible for personnel policy, auditing, social provisions for employees and custodial service. The Direction is head by the member of the Board - Executive Director Vasheniak Oleksiy Ivanovitch.

As of January 1, 2002 there are 25 separated subdivisions in the Company that have no status of legal entity and perform their activities in compliance with provisions of the special regulations:

- Northern High Voltage Grids and Southern High Voltage Grids operating high voltage electricity transmission networks with voltage of 35-110 kV and substations 35-110 kV located correspondingly in northern and southern part of Khmelnitskiy Region. These subdivisions are head respectively by executive directors Kalinin Valeriy Veniaminovytch and Nagornyy Pavlo Dem'yanovytch;
- 22 district subdivisions of electricity distribution networks (DSEDNs) located on the territory of each respective district of Khmelnitskiy Region;
- Workshop of centrally directed maintenance located in Starosinyavka.

3500 employees that mainly have grades in technical and economic fields are engaged to perform tasks assigned by the Company. Professional skills and qualification of the staff makes it possible to successfully solve problems under contemporary complex environment. Moreover, 16,5% of the Company's employees have higher education, 33% - secondary technical education.

The Company's staff composition according to occupation is the following:
operation personnel - 2334 persons (67,8%)
administrative personnel - 643 persons (18,7%)
management - 418 persons (12,1%)
service personnel - 48 persons (1,4%).

The Company's staff composition according to age is the following:
up to 30 - 764 persons (22,3%)
from 30 to 50 - 1917 persons (55,8%)
from 50 and up- 752 persons (21,9%).

When recruiting its staff the Company applies tender procedure evaluating professional merits of the applicants.

To improve financial and economic performance of the Company, perform analytical and budgeting activities in the Company's subdivisions the personnel arrangements of the Company's district electricity distribution networks comprise the position of economist.

The Company arranged professional training, re-training and further training for the Company's employees in particular for young specialists on the basis of training center, high education institutions and study groups.



6. Description of Business

The power industry is special among all the industries of national economy in terms of its objective condition of operation - necessity to provide constant and trouble-free balancing of electricity generation and supply in the United Energy System of Ukraine.

Activity of EC Khmelnitskoblenergo JSC which is the member of the Wholesale Electricity Market (WEM) of Ukraine is purchasing of electricity for purpose of its sale to electricity consumers at regulated tariff in compliance with provisions of concluded contracts and electricity distribution to consumers by technical means - local electricity distribution networks.

The Company's performance depends on wholesale electricity purchase prices in the WEM, demand on electricity, availability of fuel at power generation plants, paying capacity of electricity consumers, progress of the region's economy, technical condition of production fixed assets owned by the Company.

Useful electricity output also depends on seasonal changes: during autumn and winter periods electricity consumption and demand grows that causes increased electricity shortage and disconnection.

Electricity transmission and supply to consumers located on the territory of Khmelnitskiy Region is one of the main services provided by the Company.

Maximization of settlements for supplied electricity influences positively the Company's financial performance, increases the Company's current assets which are formed by means of currently effective procedure of funds' allocation in the WEM according to which the Company is refunded through partial transfer of the funds previously transferred by the Company's electricity consumers to its distribution account, provides stable wage payments to the Company's employees and funds necessary to renew the Company's fixed assets.

The constant trend of decrease in electricity volumes sold by the Company reflects unstable condition of the region's economy and the regional industrial and agricultural consumers, reduction in electricity consumption limit established for Khmelnitskiy Region due to non-payments for electricity consumed by the regional consumers, considerable extra-normative electricity losses.



At the same time the volumes of electricity sold by the Company nominated in cash equivalent are growing because of electricity tariffs' increase.

Comparison of volumes of electricity sold by the Company nominated in physical and cash equivalents for the last three years are presented below:

1999
electricity supply (to own consumers) - 1,490.22 mln kWh 174,561 thousand hryvnias
electricity transmission (transit) - 275.28 mln kWh - 8,985 thousand hryvnias

2000
electricity supply (to own consumers) - 1,484.88 mln kWh - 194,985 thousand hryvnias
electricity transmission (transit) - 187.0 mln kWh- 3,839 thousand. hryvnias

2001
electricity supply (to own consumers) - 1,469.48 mln kWh- 218,188 thousand hryvnias
electricity transmission (transit) - 134.73 mln kWh- 2,069 thousand. hryvnias

Information on main electricity sale markets & clients

EC Khmelnitskoblenego JSC supplies electricity to consumers located in Khmelnitskiy Region in compliance with provisions of licenses for making particular activities and contracts concluded with legal entities and individuals.

The main electricity consumers of the Company are:
- industrial consumers - 40,8%
- residential consumers - 25 %
- non-industrial consumers - 12,1%
- agricultural consumers - 10,4%.

In addition, the Company performs electricity transmission through electricity transmission networks owned by the Company for independent electricity suppliers amounting to 8,4 % from total useful electricity output



by the Company.

Due to the measures implemented by the Company to increase cash payments for electricity from electricity consumers-debtors and based on provisions of the Law of Ukraine "On the Power Industry" as of July 6, 2000, payments for supplied electricity reached 207,927 thousand hryvnias in 2001 or 94,4% from total electricity supply including cash payments that made up 71,5% from the Company's total electricity supply in 2001.

Electricity is supplied to consumers at a regulated tariff. Tariff formation is responsibility of National Electricity Regulatory Commission (NERC) of Ukraine. But gaps in tariff formation procedures introduced by NERC resulted in reducing the Company's profitability because of setting electricity tariffs that do not provide compensation of actual electricity distribution cost incurred by the Company.

The Company's main electricity debtors as of January 1, 2002 are the following:

- agricultural consumers with debt for consumed electricity amounting to 36,388 thousand hryvnias;
- industrial consumers - 12,541 thousand hryvnias;
- municipal consumers - 12,367 thousand hryvnias;
- state budget institutions - 7,772 thousand hryvnias;
- residential consumers - 5,800 thousand hryvnias;
- other consumers - 7,898 thousand hryvnias.

Information on the Company's competitors.

EC Khmelnitskoblenergo JSC holds monopoly (dominating) position on the regional electricity market providing 91,6 % of total electricity supply in Khmelnitskiy Region.

Although the Company supplied less electricity in 2001 than in 2000, its share in total electricity supply in Khmelnitskiy Region increased at the expense of the respective reduction in electricity supply by the Company's competitors.

The most powerful competitor of the Company in terms of electricity supply is independent electricity supplier - "Southern Western Railroads" State Enterprise which accounts for 8,4% from total electricity supply in Khmelnitskiy Region.



Main Factors Influencing the Company's Activities

Groups of Factors	Description of the Related Problems	The extent of Influence upon the Company's Activity *			Changes that are supposed to affect the Company
		inconsiderable	moderate	essential	
Political	unstable political situation in the power industry, gaps in energy and tax legislation			X	improvement of political situation, effective changes in tax and energy legislation
Financial and Economic	shortage of current assets, large receivables and payables, imperfect tariff regulation policy, non-payments for electricity			X	improvement in the tariff regulation policy in the power sector, in funds' distribution procedures
Production and Technological	depreciated fixed assets (more than 50%), lack of investments necessary for development and improvement of production, technological electricity losses in excess of the standard ones			X	attraction of investments for production development
Social	insolvent consumers, non-metered electricity consumption			X	solution of social problems in the country, strengthening of control over electricity consumption
Ecological	emergency situations caused by natural casualties		X		high preparedness to resist natural casualties by technical means

* corresponding cells are marked with "X"





Electricity Balance of EC Khmelnitskoblenergo JSC for the Years 1995 - 2001


Electricity Transferred to Networks of EC Khmelnitskoblenergo JSC, mln kWh
2750
2500
2250
2000
1750
1500
1250
1000
750
500
250
0
2248
2047
1931
1883
1765
1672
1614
416
439
451
432
524
532
642
1995
1996
1997
1998
1999
2000
2001
Technological Electricity Losses
Useful Output

Composition of Electricity Useful Output by Groups of Consumers for the Years 1996-2001


Useful Output to Own Consumers, 000 kWh
2100000
2000000
1900000
1800000
1700000
1600000
1500000
1400000
1300000
1200000
1100000
1000000
900000
800000
700000
600000
500000
400000
300000
200000
100000
0
28162
119412
86059
142740
97915
113156
134731
135230
241925
12995
234566
19429
223851
19564
265198
11370
13509
81267
17539
1996
1997
1998
1999
2000
2001
Industrial Consumers (above 750 kVA)
Non-Industrial Consumers
Residential Localities
Industrial Consumers (below 750 kVA)
Agricultural Consumers - Producers
Transit
Electric Urban Transport
Residential Consumers
Electric Railway Transport

KHMELNITSKOBLENERGO

Composition of electricity output by EC Khmelnitskoblenergo JSC for the Years 1996-2001


250000
200000
150000
100000
50000
0
Electricity generation and distribution cost, 000 hrv.
155
1173
3124
8985
3839
2069
1996
1997
1998
1999
2000
2001
To own consumers
Transit

Composition of Electricity Distribution Cost for EC Khmelnitskoblenergo for the Years 1996-2001


250000
250000
200000
150000
100000
50000
0
Electricity Distribution Cost, 000 UAH
1000345
104164
122513
144872
157675
197319
19361
23473
28874
33737
36368
46900
1996
1997
1998
1999
2000
2001
Purchased Electricity
Fixed Cost

Operation Activity

Electricity is transmitted and supplied to consumers in compliance with provisions of effective legislation: the Law of Ukraine "On the Power Industry", the Conditions and Rules of Performing Licensed Activity, the Rules on Electricity Utilization, the Rules on Mounting of Electric Installations, other normative documents and passes three stages:

- I stage: electricity is transferred to the Company's electricity transmission networks through grids connecting the Company's networks with those located in neighboring regions;
- II stage: electricity is transferred to district electricity distribution networks from those located in neighboring districts;
- III stage: electricity is transferred to consumers.

For electricity commercial metering at the 1st stage there are 55 units of electricity metering devises from which 31 units are currently replaced with electronic meters with accuracy rating of 0,5.

Commercial metering of electricity at the 2nd stage is performed by means of 269 electricity metering devices from which 36 units are electronic meters with accuracy rating of 0,5, the remaining meters are induction ones with accuracy rating of 2,0.

For commercial metering of electricity at the 3rd stage there are 575736 units of electricity metering devices from which 174 units are electronic meters with accuracy rating of 0,5 and 1,0 and automatic electricity metering systems (AEMS) operating on the basis of 46 sets of intellectual electricity meters.

Duty personnel of substations three times a month transfers information on electricity consumption accumulated at the 1st and 2nd stages. The staff of operative dispatch service (ODS) and metering services maintaining high voltage electricity transmission networks performs control reading of data gathered by the meters.

In addition, the staff of accounting group of central dispatch service (CDS) of the Company calculates monthly balance of electricity input and output at the 1st and the 2nd stages of commercial electricity metering system operation.

Information provided by the electricity commercial metering system of the Company at the 3rd stage of its operation is transferred to the electricity sale division by means of providing reports on electricity consumption by industrial and agricultural consumers.

Electricity consumed by residential consumers is accounted by using information from pay-books and making control measurements.

The staff of the Company's electricity sale division performs monitoring of reliability of the transferred data.

Replacement of inductive electricity meters with accuracy rating of 2,0 with electronic ones with accuracy rating of 0,5 - 1,0 and introduction of AEMS will continue in accordance with provisions of the Program of Measures for Reduction of Electricity Losses in Electricity Transmission Networks of EC Khmelnitskoblenergo JSC approved by the Company's Supervisory Board.

In order to reduce electricity load especially during peak hours and prevent unscheduled electricity supply failures the following schedules of electricity supply limitations are introduces:
- according to circuit diagram;
- according to load;
- 10 routes of step-by-step emergency disconnections;
- special emergency disconnections.

Energy Supervision Service constantly performs inspection of reliability of electricity supply, correspondence of power supply circuits to connected electricity consuming equipment, determines electricity supply capacity for emergency and technological needs, reserve power supply sources, electricity and capacity consumption modes, procedures for reactive power transfer compensation, etc.

Financial Activity

Financial Statements of the Company are prepared in accordance with provisions of effective legislation with regard to the national system of accounting based on GAAP and in particular with provisions of the Law of Ukraine "On Accounting and Financial Statements in Ukraine" as of August 16, 1999 and Regulations (Principals) of Accounting.

For accounting the new chart of accounts is used.

Stocks, receivables and payables are accounted at their acquisition cost.

Fixed assets are accounted at their actual acquisition cost including purchase, delivery, mounting, construction and production costs with allowance for re-evaluation of the fixed assets performed according to decrees adopted by the Cabinet of Ministers of Ukraine because of inflation starting from 1992. Re-evaluation of book value of fixed assets

Information on the Company's Fixed Assets (residual value)

Groups of Fixed Assets	Owned Fixed Assets (' 000 hryvnias)		Leased Fixed Assets (' 000 hryvnias)		Fixed Assets, total (' 000 hryvnias)	
	as of the beg. of the year	as of the end of the year	as of the beg. of the year	as of the end of the year	as of the beg. of the year	as of the end of the year
1. Production Fixed Assets:	147806.0	158515.0			147806.0	158515.0
- buildings and facilities	20540.0	23969.0			20540.0	23969.0
- machines and equipment	19149.0	19598.0			19149.0	19598.0
- transport	3017.0	3377.0			3017.0	3377.0
- others	105100.0	111571.0			105100.0	111571.0
2. Non-Production Fixed	9592.0	10916.0			9592.0	10916.0
- buildings and facilities	9177.0	10667.0			9177.0	10667.0
- machines and equipment	28.0	17.0			28.0	17.0
- transport						
- others	387.0	232.0			387.0	232.0
Total	157398.0	169431.0			157398.0	169431.0
Notes:	Due to renovation of the fixed assets their wear reduced and amounts to 45,9%					

were performed in compliance with procedures and indices approved according to effective legislation but value of the fixed assets after their re-evaluation do not reflect their actual (acquisition) cost.

Fixed assets particularly include cost of unfinished overhauls and construction which after their completion will be accounted as the cost of respective finished assets that is subject to further depreciation.

Depreciation of fixed assets is charged in compliance with provisions of the tax legislation. The subject of depreciation is residual value of fixed assets as of the beginning of the accounting period.

Depreciation of fixed assets is charged at the following annual rates:
- buildings, installations and transfer devices - 5%;
- transport - 25%
- machines and equipment - 15%.

Cost of the fixed assets acquired by the Company in 2001 totals to 23,87 thous. hryvnias including:
- capital construction - 248 thousand hryvnias;
- purchased fixed assets - 15,332 thousand hryvnias;
- fixed assets received free of charge 271 thousand hryvnias;
- overhauls 5,377 thousand hryvnias;
- re-evaluation of fixed assets 2,358 thousand hryvnias.

Information on the Company's Liabilities

Groups of Liabilities	Date of Origin	Outstanding Debt ('000 hryvnias)	Interest (annual rate), %	Date of Maturity
Bank loans	X	500.0	X	X
including: short-term loans	12/21/2001	500.0	30.00	01/21/2002
Securities	X	112.0	X	X
including: issued bonds (per issue):	X		X	X
payable promissory notes (total)	X	112.0	X	X
financial investments in exchange for corporate rights (per item):	X		X	X
Tax Obligations	X	762.0	X	X
Refundable Financial Aid	X		X	X
Other Liabilities	X	158184.0	X	X
Total Liabilities	X	159558.0	X	X

In 2001 fixed assets amounting to 563 thous. retired.

The production fixed assets include electricity transmission networks, transformer substations, administrative and production-purpose buildings, transport, machines and equipment.

The non-production fixed assets include housing facilities, dormitory and kindergarten.

The intangible assets comprise goodwill created in the course of privatization.

Depreciation term for intangible assets equals to their service life but should not exceed 10 years.

Long term investments amounting to 56 thousand hryvnias consist of corporate rights that the Company has in Ukrenergoreyestr JSC and Khmelnitskenergotsukor CJSC and are accounted at their nominal (acquisition) cost.

Stocks include raw materials, purchased semifinished items, fuel, spare parts, works in progress, containers, finished goods, negligible items at stockhouses. Wires, cables, instruments, spare parts, fuels, oils and lubricants constitute the largest part of the stocks. Stocks are accounted at their acquisition cost including purchase, delivery and processing expenses.

To calculate production cost the method of specific identification of actually consumed stocks is used.

Finished goods are accounted at their production cost.

Assets include promissory notes receivable used for settlements in the course of operation activity.

Cash totaling to 2,420 hryvnias consists of cash in vault and on bank accounts.

153,199 thousand hryvnias were transferred to the Company's distribution account and 27% from this sum were returned to the Company according to effective procedures of funds' allocation in the WEM.

Sales (electricity sale) revenue is calculated on the accrual basis as of the date of shipping (supply) of the goods (electricity).

Other operation revenues include receipts from performed laboratory, technical and other works, penalties and fines particularly those charged for reactive energy transfers, discounts on promissory notes.

Other operation expenses include social infrastructure maintenance cost, depreciation of housing facilities and fixed assets received free of charge, goods, services and works provided to employees as social benefits, cars' maintenance cost.

The Company did not receive investments from external sources.

Composition of the Company's equity is as follows:
- 46,67 % - owners equity, including 24,1% - ordinary registered shares that form the Company's Statutory Fund of which 70% is owned by the state;
- 53,33 % - current liabilities.

Composition of electricity distribution prime cost is as follows:
- purchased electricity cost - 80,8 % (19, 319 thousand hryvnias);
- fixed cost - 19,2 % (46,900 thousand hryvnias).

In 2001 the Company suffered losses amounting to 22 969 thousand hryvnias, profitability of electricity distribution was 9,81% that were caused by the following preconditions:
- actual technological electricity losses exceeding normative ones that particularly was caused by non-metered electricity consumption;
- expenses that the Company incurred to cover damage caused by

natural disasters that took place in 2000;
- increase in the tariffs for purchased electricity.

Financial ratios appraising the Company's financial performance are as follows:
- Current ratio that amounts to 0,76 while its standard value amounts to 1. This ratio indicates the level of current assets necessary to cover current liabilities during fixed term;
- Quick ratio that amounts to 0,70 while its standard value amounts to 0,6-0,8 that indicates the Company's ability to repay its debts in cash but with allowance made for redemption of the Company's receivables by its debtors;
- Borrowing ratio that amounts to 0,47 while its standard value amounts to 0,5. This ratio indicates that there exists inconsiderable deficit of the Company's owners equity necessary to cover the Company's total debts.

Thus, financial condition of the Company is stable.



8. Innovation Activity

Construction, renovation, rehabilitation and modernization of electricity transmission networks with voltage of 0,4-110 kV providing introduction of modern and more efficient equipment, materials and electricity networks structural layout are mainly financed at the expense of the Company's own funds, funds received through investment component of the electricity distribution tariffs and funds transferred to recover electricity transmission networks damaged by natural disasters.

In parallel with renovation works in order to increase reliability of electricity transmission networks and prevent their destruction in the future progressive designs and technologies were introduced: distance between supports was decreased, light-gauge wires were replaced with heavy-gauge ones according to designed optimization, information gathered by Ukrenergomerezhproyekt Institute was used to update climatic characteristics of Khmelnitskiy Region for purposes of studying expediency of reconstruction of particular sections of aerial electricity transmission grids with voltage of 10-110 kV. Cost of the renovation works totals to 13,721 thousand hryvnias.

In the course of implementation of the Program of Measures for Decreasing of Technological Electricity Losses developed by the Company for 2000-2003, due to installation of electricity reverse meters, insulation of isolated entries with coaxial cable, transfer of electricity meters outdoors and other measures, technological and commercial electricity losses reduced. These measures particularly resulted in almost complete elimination of commercial electricity losses including those caused by non-metered electricity consumption in particular residential localities.

One of the priorities of the Company is utilization of the Automatic System of Commercial Metering of Electricity Consumption (ASCMEC) that provides installation at the level of district electricity distribution networks of software, hardware and telecommunication equipment for metering of electricity consumption and provision in the future of certain, precise and simultaneous metering of electricity consumption by consumers connected to the Company's electricity distribution networks. Economic effect from introduction of ASCMEC is reduction in technological electricity losses and improvement of the system of control over metering of electricity consumption as well as more complete payments for consumed electricity.

Scientific, engineering and technical staff of the Company designed and introduced inventions of state-wide importance for the power industry which particularly provided prolonged service life of equipment, improved reliability of electricity metering data under normal electricity networks'





operation mode, stable operation of the electricity transmission networks under single-phase partial ground shorting, improved reliability of control over isolation of the networks:

- new three-phase instrument transformers with voltage of 6 - 35 kV (HTM-i) of four types were designed for application in electricity distribution networks with voltage of 6 - 35 kV with isolated neutral;
- instrument (certified) transformer with voltage of 35/10/0,1 (B3TH 35/10/0,1) was designed for metering of alternating current voltage with frequency of 50 Hz under accuracy rating of 0,1 in the networks with voltage of 8-42 kV and also for testing of instrument voltage transformers in electric installations of 10, 35 kV;
- mobile laboratory for tasting of current, voltage and electricity metering primary devices was designed for purpose of testing of current transformers with voltage of 0.4-330 kV and metering current transformers with voltage of 10 and 35 kV.

In 2001 the Company restored 134 km of electricity networks, replaced 15 oil breakers with vacuum ones, replaced gaps with overvoltage limiters and mounted 2 sets of telemetry.

886 thousand hryvnias were used to rehabilitate Substations "Pivdenna" and "Gheletyntsi", 890 thousand hryvnias - to rehabilitate electricity transmission networks in Khmelnitskiy (the cable networks with voltage of 10 kV from Substation 110 kV "Dubovo" to Switchgear-1, Switchgear-5 and Switchgear-22). There were constructed aerial electricity transmission networks with voltage of 0.4 kV and isolated grids in the village of Kolybayivka in Kam'yanets Podilskiy District that cost 250 thousand hryvnias.

In 2001 the overhauls were performed at 88.5 km of aerial electricity transmission networks with voltage of 110 kV while only 30.0 km were subject to scheduled overhaul; at 65.7 km of aerial electricity transmission networks with voltage of 35 kV while only 32.0 km were subject to scheduled overhaul; at 1,111 km of aerial electricity transmission networks with voltage of 10 kV while only 634 km were subject to scheduled overhaul; at 1.848 km of aerial electricity transmission networks with voltage of 0.4 kV while only 415 km were scheduled for overhaul.

At the same time there were replaced 61 supports at aerial electricity transmission networks with voltage of 35-110 kV while 2 supports were scheduled for replacement; 14,094 supports at aerial electricity transmission networks with voltage of 0.4-10 kV while 5,963 were scheduled for replacement.



9. Investments

Inconsiderable financial contributions for purpose of the Company's development have been made at the expanse of funds gained from the Company's operations. By this way the investments were contributed to rehabilitate electricity metering and transmission equipment, improve electricity sale procedures in the Company's district subdivisions (DSs), install automatic devices and improve software for electricity consumption metering systems as well as for reactive electricity transfer metering systems.

Investments are supposed to be attracted in the course of the Company's privatization through commercial tender on sale of the state-owned stake of shares in EC Khmelnitskoblenergo JSC as well as at the expense of funds earned through investment component of the Company's tariffs for electricity transmission and supply.

At present the Company developed comprehensive Investment Program of Development of EC Khmelnitskoblenergo JSC for 3-year period that provides:

- overhauls and rehabilitation of electricity transmission networks with voltage of 35-110 kV;
- overhauls of electricity transmission networks with voltage of 0,4-110 kV;
- construction of new electricity transmission networks, transformer substations, production buildings and facilities with the use of modern equipment and materials including transforms that meets requirements of maximum voltage, provision of high-stable modes of electricity transmission networks' operation, of vacuum and electronic meters with high accuracy and reliability rating, of new progressive materials, wires and isolations, of modern software, development of corporate computer and communication networks.

10. Development Trends

Main prospects of Khmelnitskoblenero's development are implementation of the program of measures for technical rehabilitation of the Company's production facilities, introduction of progressive production procedures, improvement of the Company's organizational framework, transition to the higher level of arrangement of operation activities by means of attraction of investments, particularly through commercial tender on sale of the state-owned stake of shares in the Company.

At the moment the Program of Measures for Reduction of Electricity Losses in Electricity Transmission Networks of Khmelnitskoblenergo is of priority importance for the Company. The Program is developed for purpose of reduction of electricity and associated financial losses and has been implemented and financed since 2001.

The measures for the Company's prospective development are as follows:
- provision of scientific and technical support for purpose of prolonging the service life of operating equipment beyond the designed service life terms, implementation of measures for diagnostics of equipment and for forecasting of its remaining service life;
- introduction of organizational and technical measures for reduction of electricity technological losses;
- installation of automatic devices for performing settlements for supplied electricity, arrangement of procedures for control over electricity supply metering system in order to gain full payments for electricity from electricity consumers;
- rehabilitation and renovation of electricity transmission networks and replacement of equipment whose designed service life expired;
- improvement of financial policy and gaining of the profits by means of budgeting procedures performed at the level of the Company's subdivisions, improvement of control over business procedures and flows of funds;
- attraction of investments for purpose of development and high-level technical and economic performance of the Company.



11. Securities

EC Khmelnitskoblenergo JSC has issued the following securities:

1. 134,551,360 ordinary registered documentary shares with face value amounting to 0.25 hryvnias per share that form the statutory fund of the Company. Total Company's shareholder capital (statutory fund) amounts to 33,638 thousand hryvnias.

In 1997 - 1998 the Company performed preferential shares' sale to the Company's employees.

In 1999 - 2001 the Company's shares were sold at stock exchange and through certificate auction held by the State Property Fund of Ukraine.

The Company's shares have high liquidity. Their market price as of the end of 2001 amounted to 0,80 hryvnias (according to PFTS data). They are always in demand in the secondary stock market.

In result of the above mentioned sales of the Company's shares 30 % of the Company's shareholder capital is currently owned by individuals - citizens of Ukraine, by Ukrainian and foreign legal entities.

State stake in the Company's shareholder capital amounts to 70%.

In January 2000 the US Securities and Exchange Commission registered the Program of the 1st Level American Depositary Receipts Issue for Khmelnitskoblenergo's shares. The Company also concluded the Depositary Agreement with the Bank of New York on the Program's maintenance and support.

In 2001 the Company's shareholders were surveyed and provided with certificates of the shares.

2. In 1997-2000 the Company issued promissory notes for operation needs totaling to 34,219 thousand hryvnias which were completely redeemed in the proceeding period.

EC Khmelnitskoblenergo JSC had been receiving till 2000 promissory notes as compensation for cost of materials and equipment supplied by the Company and had used the promissory notes issued by legal entities as financial instruments that positively influenced the Company's financial performance under condition of the lack of the current assets.



12. Information for Shareholders

Relations with the Company's shareholders are based on the relevant provisions of effective legislation on protection of shareholders' rights and corporate governance.

The Company constantly communicates with its shareholders both directly and through mass media by:
- announcing general meetings of the shareholders;
- providing information on the Company's financial and operation performance;
- paying dividends in compliance with the decisions made by general meetings of the shareholders;
- providing, together with the Company's registrar, documents certifying ownership of each Company's shareholder for the part of the Company's statutory fund (shareholder capital);
- answering requests concerning dividend payments and re-registration of ownership rights;
- holding general meetings of the shareholders;
- other means.

General meetings of the Company's shareholders are held on the average twice a year (in total since August 1998 the meetings have been held 7 times). The delegation by the shareholders of their authorities to participate and vote at the general meetings to other individuals is performed by composing letters of attorney in compliance with provisions of the Law of Ukraine "On Business Societies".

The Company's Registrar Ukrenergoreyestr JSC since 1996 has been responsible for composing and administering the register of the owners of Khmelnitskoblenergo's registered shares, for re-registering of ownership rights for the registered shares of the Company.
Address: 04071, Kyiv, Naberezhno-Lugova Str., 7
tel. (044) 416-83-65, 463-76-89 .

The Depositary Mizhregionalnyy Fondovyy Soyuz is nominee shareholder and administers custodian accounts of the most of the Company's shareholders.
Address: 01032, Kyiv, Vetrova Str., 7-b
tel. (044) 238-61-92..

PAC "Express-Audit" performs audit of the Company's financial and operation activities.
Address: Khmelnitskiy, Svobody Str., 36
tel. (0382) 76-30-83.



AUDIT COMPANY "EXPRESS-AUDIT"

Khmelnitskiy
Svobody Str., 36
tel. 76-30-83

Letter of Registration on Inclusion in the Register of the Legal Entities Performing Audit Activities # 0452 as of January 26, 2001.
Legal Entity Identification # 21341857

AUDIT REPORT

Certifying reliability of financial statements submitted by Power Supply Company Khmelnitskoblenergo JSC as of December 31, 2001

Khmelnitskiy **03/20/2002**

Independent audit company "Express-Audit" performs its activities on authority of the letter of registration certifying the Company's inclusion in the Register of the Legal Entities Performing Audit Activities # 0452 approved by the order of the Ukrainian Chamber of Audit # 98 as of January 26, 2001. "Express-Audit" performed, in compliance with provisions of the Agreement concluded with Khmelnitskoblenergo # 7 as of January 10, 2001, audit revision of the financial statements prepared by EC Khmelnitskoblenergo JSC as of December 31, 2001 for purpose of certifying their reliability.

"Express-Audit" performed audit of Balance Sheet as of December 31, 2001, Income Statement for 2001, Cash Flow Statement for 2001, Owners Equity Flow Statement for 2001 and Notes to Financial Statement for 2001 submitted by the Company. Management of the Company carries responsibility for the submitted statements. Our responsibility is drawing conclusions with regard to the submitted financial statements based on the performed audit.

We performed the audit in compliance with the Laws of Ukraine "On Securities and Stock Exchange", "On Business Societies", "On Audit Activities" as of April 22, 1993, "Regulations for Provision by Joint

Stock Companies and Enterprises - Issuers of Bonds of the Regular Information" approved by the Decree of the State Commission on Securities and Stock Market as of January 17, 2001 #3, national and international audit regulations requiring that scheduling and implementing of the audit be aimed at gaining of reasonable confirmations that financial statements do not contain serious mistakes.

As of December 31, 2001 the Company's fixed assets accounted at their acquisition cost contained:

- buildings and facilities amounting to 285,585 thousand hryvnias;
- machines and equipment 63,405 thousand hryvnias;
- transport - 7,457 thousand hryvnias;
- instruments, devices and implements 10,479 thousand hryvnias;
- Other fixed assets -142 thousand hryvnias;
- library assets - 2 thousand hryvnias;
- negligible assets 2,121 thousand hryvnias.

Analysis of the financial performance indices of the Company indicates that the Company takes independent position with regard to external financing sources.

Audit Company "Express-Audit" certifies that except exposed inconsistencies the accounting and financial statements of EC Khmelnitskoblenergo JSC as of December 31, 2001 in all their essential aspects reliably and comprehensively, in compliance with legislative requirements with regard to accounting and reporting in Ukraine, reflects financial performance of EC Khmelnitskoblenergo JSC.

Director of AC "Express-Audit"
Certificate of Auditor Series A #001622 Ghotch I.A.

Balance Sheet of EC Khmelnitskoblenergo JSC as of June 30, 2002

Reporting Form #1

ASSETS	Item Codes	As of the beginning of the year	As of the end of the year
1	2	3	4
I. Non-Current Assets			
Intangible assets:			
residual value	010	2014.0	2053.0
acquisition cost	011	2177.0	2222.0
accrued depreciation	012	(163.0)	(169.0)
Construction in Progress	020	6828.0	6915.0
Fixed assets:			
residual value	030	157398.0	169431.0
acquisition cost	031	343820.0	369202.0
accrued depreciation	032	(186422.0)	(199771.0)
Long-term financial investments in exchange for corporate rights in other legal entities	040		
Other financial investments	045	56.0	56.0
Long-term receivables	050		
Deferred tax assets	060		
Other non-current assets	070		
Goodwill in case of consolidation	075		
Total on Section I	**080**	**166296.0**	**178455.0**
II. Current assets			
Inventory: production stock	100	8970.0	8916.0
livestock	110	9.0	5.0
work-in-progress	120		
finished goods	130	303.0	227.0
Goods	140	382.0	304.0
Notes receivable	150	4662.0	1453.0
Accounts receivable for goods, works, services:			
net selling price	160	70938.0	88003.0
acquisition cost	161	70938.0	88003.0
provision for doubtful debts	162	( )	( )
Accounts receivable on settlements:			
with the budget	170	1060.0	1004.0
prepayments	180	3061.0	1147.0



1	2	3	4
income charged	190		
transactions within the company	200		
Other current receivables	210	798.0	2498.0
Current financial investments	220		
Cash and cash equivalents: in national currency	230	2832.0	2420.0
in foreign currency	240		
Other current assets	250	16183.0	14584.0
Total on Section II	**260**	**109198.0**	**120561.0**
III. Prepaid Expenses	**270**	**31.0**	**184.0**
Balance	**280**	**275525.0**	**299200.0**

LIABILITIES	Item	As of the beginning of the year	As of the end of the year
1	2	3	4
I. Equity			
Common stock	300	33638.0	33638.0
Joint capital	310		
Additional paid-up capital	320		
Other additional capital	330	127324.0	128597.0
Reserve capital	340	268.0	268.0
Retained earnings (irrecoverable loss)	350	108.0	-22861.0
Unpaid capital	360	( )	( )
Withdrawn capital	370	( )	( )
Accumulated exchange rate margin	375		
Total on Section I	**380**	**161338.0**	**139642.0**
Minority's Share	385		

1	2	3	4
II. Provision for future expenses and payments			
Provision for payments to employees	400		
Other provisions	410		
	415		
	416		
Target financing	420		
Total on Section II	**430**		





1	2	3	4
III. Long-term liabilities			
Long-term bank loans	440		
Long-term financial liabilities	450		
Deferred tax liabilities	460		
Other long-term liabilities	470		
Total on Section III	**480**		
IV. Current liabilities			
Short-term bank loans	500		500.0
Current indebtedness on long-term liabilities	510		
Notes payable	520	2961.0	112.0
Payables for goods, works, services	530	91504.0	144716.0
Current liabilities on settlements:			
advances received	540	9805.0	5573.0
with the budget	550	1568.0	762.0
with non-budget funds	560	43.0	
insurance	570	594.0	587.0
payments to employees	580	1486.0	1691.0
with owners	590	27.0	22.0
transactions within the company	600		
Other current liabilities	610	6199.0	5595.0
Total on Section IV	**620**	**114187.0**	**159558.0**
V. Deferred income	**630**		
Balance	**640**	**275525.0**	**299200.0**





Income Statement of EC Khmelnitskoblenergo JSC for the Year 2001

Reporting Form #2

I. Financial Performance

Items	Item Codes	2001	2000
1	2	3	4
Revenue from sale of products (goods, works, services)	010	264634.0	232639.0
Value added tax	015	(44370.0)	(33750.0)
Excise duty	020	( )	( )
	025	( )	( )
Other deductions from sale revenue	030	( )	( )
Net income from sale of products (goods, works, services)	035	220264.0	198889.0
Cost of sold products (goods, works, services)	040	(240752.0)	(191099.0)
Gross profit	050		7790.0
loss	055	(20488.0)	( )
Other operating revenues	060	9702.0	13331.0
Administrative expenses	070	(3475.0)	(3011.0)
Sale expenses	080	( )	( )
Other operating expenses	090	(11800.0)	(15868.0)
Financial performance in the course operating activities profit	100		2242.0
loss	105	(26061.0)	( )
Return on equity received	110		
Other financial revenues	120		3.0
Other revenues	130	1331.0	807.0
Financial expenses	140	(30.0)	( )
Return on equity paid	150	( )	( )
Other expenses	160	(190.0)	(340.0)
Financial performance in the course of ordinary activity before taxation profit	170		2712.0
loss	175	(24950.0)	( )
Tax on profit from ordinary activities	180		4407.0





1	2	3	4
Financial performance in the course of ordinary activity:			
profit	190		
loss	195	(24950.0)	(1695.0)
Extraordinary			
revenues	200	2254.0	1608.0
expenses	205	(273.0)	(2420.0)
Tax on extraordinary profit	210		
Minority's share	215		
Net			
profit	220		
loss	225	(22969.0)	(2507.0)

II. Elements of Operating Expenses

Items	Item Code	2001	2000
1	2	3	4
Material costs	230	7325.0	7899.0
Wages and salaries	240	21412.0	15797.0
Social expenses	250	8030.0	5701.0
Depreciation	260	13071.0	10091.0
Other operating expenses	270	3032.0	3824.0
Total	280	52870.0	43312.0

III. Calculations

Items	Item Codes	2001	2000
1	2	3	4
Average annual number of ordinary shares	300	134551360	134551360
Adjusted average annual number of ordinary shares	310	134551360	134551360
Net earnings per share (hryvnias)	320		
Adjusted net earnings per share (hryvnias) Dividends per ordinary share	340		





Cash Flow Statement of EC Khmelnitskoblenergo JSC for the Year 2001

Reporting Form #3

Items	Item Codes	2001		2002	
		Inflows	Outflows	Inflows	Outflows
1	2	3	4	5	6
I. Cash Flow from Operating Activity					
Ordinary Income (Losses) before Depreciation and Taxation	010		24950.0	2712.0	
Adjusting of Income (Losses): fixed assets' depreciation	020	13071.0	X	10091.0	X
increase (decrease) in collateral	030				
losses (profits) from exchange rates fluctuations	040				
losses (profits) from other activities	050		1141.0		470.0
Interest	060	30.0	X		X
Profits (Losses) from Operating Activity before Change in Net Current Assets	070		12990.0	12333.0	
Decrease (increase): in current assets	080		8201.0		21763.0
in pre-paid expenses	090		153.0		15.0
Increase (decrease): in current liabilities	100	44876.0		19261.0	
in pre-paid earnings	110				
Cash inflow form operating activities	120	23532.0		9816.0	
Paid: interest	130	X	30.0	X	
profit taxes	140	X	1168.0	X	3802.0
Net Cash Flow before Emergency Events	150	22334.0		6014.0	
Cash Flow from Emergency Events	160				
Net Cash Flow from Operating Activity	170	22334.0		6014.0	





1	2	3	4	5	6
II. Cash Flow from Investment Activity					
Sales of: financial investments	180		X		X
property	190	120.0	X	21.0	X
plants	200		X		X
Earned: interest	210		X		X
dividends	220		X		X
Other Earnings	230		X	113.0	X
Purchase of: financial investments	240	X		X	
property	250	X	23361.0	X	2610.0
plants	260	X		X	
Other Expenses and Earnings	270	X		X	
Net Cash Flow before Emergency Events	280		23241.0		2476.0
Cash Flow from Emergency Events	290			1608.0	2420.0
Net Cash Flow from Investment Activity	300		23241.0		3288.0
III. Cash Flow from Financial Activity					
Own Capital Contributions	310		X		X
Loans Accepted	320	2349.0	X		X
Other Earnings	330		X		X
Loan Redemption	340	X	1849.0	X	
Dividends Paid	350	X	5.0	X	290.0
Other Expenses	360	X		X	
Net Cash Flow before Emergency Events	370	495.0			290.0
Cash Flow from Emergency Events	380				
Net Cash Flow from Financial Activity	390	495.0			290.0
Net Cash Flow	400		412.0	2436.0	
Cash Balance as of the beginning of the year	410	2832.0	X	396.0	X
Influence of Exchange Rates Fluctuations upon Cash Balance	420				
Cash as of the end of the year	430	2420.0	X	2832.0	X



KHMELNITSKOBLENERGO

Owners' Equity Flow Statement of EC Khmelnitskoblenergo JSC for the Year 2001

Reporting Form #4

Items	Item Codes	Common Stock	Join Capital	Additional Contributed Capital	Other Additional Capital	Reserve Capital	Retained Profit	Unpaid Capital	Withdrawn Capital	Total
1	2	3	4	5	6	7	8	9	10	11
Equity Balance as of the beginning of the year	010	33638.0			127324.0	268.0	108.0			161338.0
Adjustments:										
Change in Accounting Policy	020									
Correction of Mistakes	030									
Other Changes	040									
Adjusted Equity Balance as of the beginning of the year	050	33638.0			127324.0	268.0	108.0			161338.0
Re-Evaluation of Assets:										
Increase in Fixed Assets' Cost	060				1701.0					1701.0
Decrease in Fixed Assets' Cost	070									
Increase in Construction-in-Progress's Cost	080									
Decrease in Construction-in-Progress's Cost	090									
Increase in Intangible Assets' Cost	100									

1	2	3	4	5	6	7	8	9	10	11
Re-Sale of Purchased Shares	220									
Withdrawal of Purchased Shares	230									
Decrease in Intangible Assets' Cost	110									
	120									
Net Profit (Loss) incurred during accounting period	130						-22969.0			-22969.0
Profit Distribution: Paid to Owners (dividends)	140									
Distributed to Add in Equity	150									
Distributed to Reserve Fund	160									
	170									
Contributions by the Owners: To Add in Equity	180									
Redemption of indebtedness on Equity Contributions	190									
	200									
Equity Withdrawals: Purchase of Shares	210									

1	2	3	4	5	6	7	8	9	10	11
Withdrawal of Equity	240									
Decrease in Share Face Value	250									
Other Changes in Equity: Charge-off of Uncovered Losses	260									
Assets Acquired Free of Charge	270				271.0					271.0
	280				-699.0					-699.0
Total Changes in Equity	290				1273.0		-22969.0			-21696.0
Equity Balance as of the end of the year	300	33638.0			128597.0	268.0	-22861.0			139642.0

item 280 includes depreciation charged on housing facilities and fixed assets received free of charge amounting to 699 thous. hryvnias

KHMELNITSKOBLENERGO



Energy of History - Kam'yanets - Podilskiy Citadel



The city of Khmelnitskiy



Folk Amateur Chorus of EC Khmelnitskoblenergo JSC (under the baton of M. Bidyuk)



Dispatch Center



In the health and recreation center